Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated June 18, 2020

Relating to the Preliminary Prospectus dated June 17, 2020

Registration Statement File No. 333-238822

Pricing Term Sheet

Common stock to be offered	11,000,000 shares

Option to purchase additional common shares	1,650,000 shares

Initial public offering price per share	$20.00 per share

Gross proceeds, before underwriting commissions	$220.0 million (or approximately $253.0 million if the underwriters exercise in full their option to purchase up to 1,650,000 additional common shares)

Common shares to be outstanding after this offering	35,018,085 shares (36,668,085 shares if the underwriters exercise in full their option to purchase additional shares)

Trade date	June 19, 2020

Settlement date	June 23, 2020

CUSIP	760273 102 (U.S. CUSIP) 760273 201 (Canadian private placement CUSIP)

Underwriters	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC Cowen and Company, LLC Piper Sandler & Co.

Update to “Underwriting” on Page 213

The following replaces the third and fourth paragraphs on page 214 of the preliminary prospectus:

We, all of our directors and officers, and the holders of substantially all of our common shares and securities convertible into or exchangeable for our common shares have entered into lock-up agreements with the underwriters and/or are subject to market standoff agreements or other agreements with us under which they agreed, that without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Cowen and Company,

LLC on behalf of the underwriters, we and they will not, during the period ending at least 180 days, or the restricted period, after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or

•	contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of,

•	directly or indirectly, any common shares or any other securities convertible into or exercisable or

•	exchangeable for common shares;

•	file any registration statement with the SEC relating to the offering of any common shares or any

•	securities convertible into or exercisable or exchangeable for common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the

•	economic consequences of ownership of the common shares,

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Cowen and Company, LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.

The restrictions described in the immediately preceding paragraph do not apply to certain transfers, dispositions or transactions, including:

(i)

transactions relating to common shares or other securities acquired in this offering or in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period in connection with subsequent sales of common shares or other securities acquired in this offering or in such open market transactions;

(ii)

transfers or distributions of common shares or any security convertible into or exercisable or exchangeable for common shares (a) as a bona fide gift or charitable contribution, (b) by will or intestacy or to any member of the holder’s immediate family or to a trust for the direct or indirect benefit of the holder and/or any member of the holder’s immediate family, (c) to any corporation, partnership limited liability company or other business entity, all of the beneficial ownership interests of which, in each such case, are held by the holder or any member of the holder’s immediate family, (d) if the holder is a corporation, to limited partners, members, shareholders or holders of similar equity interests in the holder or (e) if the holder is a corporation, to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the holder, or to any investment fund or other entity controlled or managed by the holder or affiliated with the holder, provided that (A) each transferee or distributee shall sign and deliver a lock-up agreement substantially in the form of this agreement and (B) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of common shares, shall be required or shall be voluntarily made during the restricted period, and provided further that any such transfer shall not involve a disposition for value;

(iii)

transfers of common shares or any security convertible into or exercisable or exchangeable for common shares by operation of law pursuant to a qualified domestic order or other court order or in connection with a divorce settlement; provided that (a) any filing under Section 16(a) of the Exchange Act made during the restricted period shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described in this paragraph and (B) no securities were sold by the holder, and (b) the holder does not otherwise voluntarily effect any other public filing or report regarding such transfers during the restricted period;

(iv)

(a) the exercise of options or other similar awards or the vesting or settlement of awards granted pursuant to the company’s equity incentive plans as described in this prospectus (including the delivery and receipt of common shares, other awards or any securities convertible into or exercisable or exchangeable for common shares in connection with such exercise, vesting or settlement), or (b) the transfer or disposition of common shares or any securities convertible into common shares by the holder to the company (or the purchase and cancellation of same by the company) upon a vesting or settlement event of the company’s securities or upon the exercise of options to purchase the company’s securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such options pursuant to the company’s equity incentive plans as described in this prospectus, provided that (a) the common shares received upon exercise or settlement of the option are subject to the terms of this agreement, (b) no public disclosure or filing under Section 16(a) of the Exchange Act shall be voluntarily made during the restricted period and (c) to the extent a filing under Section 16(a) of the Exchange Act is required during the restricted period as a result of transfers in this paragraph, it shall clearly indicate that the filing relates to the circumstances described in this paragraph;

(v)

transfers to the company to the extent required in order to satisfy the exercise price and/or any income, employment tax withholding and remittance obligations upon the vesting or exercise of an option or other award granted under an equity incentive plan or share purchase plan of the company described in this prospectus or the conversion or exercise of a warrant of the company described in this prospectus; provided that (a) any filing under Section 16(a) of the Exchange Act made during the restricted period shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described in this paragraph and (B) no securities were sold by the holder, and (b) the holder does not otherwise voluntarily effect any other public filing or report regarding such transfers during the restricted period; (vi) transfers to the company in connection with the repurchase of common shares in connection with the termination of the holder’s employment with the company or other service relationship with the company, provided that no public disclosure or filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the restricted period;

(vi)

transfers of common shares or any security convertible into or exercisable or exchangeable for common shares that is required to effect the recapitalization of the company as described in this prospectus and completed prior to the completion of this offering, including the conversion of the outstanding preferred shares of the company, provided that such common shares remain subject to the terms of this agreement;

(vii)

the establishment or modification of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares, provided that (a) such plan does not provide for the transfer of common shares during the restricted period and (b) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the holder or the company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common shares may be made under such plan during the restricted period; or

(viii)

transfers pursuant to a bona fide third-party tender offer for all outstanding common shares or securities convertible into or exercisable or exchangeable for common shares, merger, amalgamation, consolidation or other similar transaction approved by the company’s board of directors and made to all holders of the company’s securities involving a change of control of the company (including, without limitation, the entering into any lock-up, voting or similar agreement pursuant to which the holder may agree to transfer, sell, tender or otherwise dispose of common shares or other such securities in connection with such transaction, or vote any common shares or other such securities in favor of any such transaction); provided that in the event that such tender offer, merger, amalgamation, consolidation or other such transaction is not completed, such securities held by the holder shall remain subject to the provisions of this agreement.

*    *    *

The Company has filed a registration statement on Form S-1 (File No. 333-238822), including the preliminary prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain the preliminary prospectus for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by contacting. Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone: 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com; Cowen and Company, LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, by email at postsalemanualrequests@broadridge.com or by telephone at (833) 297-2926; or Piper Sandler & Co., Attn: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, by telephone at 800-747-3924 or by email at prospectus@psc.com. The preliminary prospectus can also be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1808158/000119312520171293/d908774ds1a.htm